October 8, 2020

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Exemptive Application

Ladies and Gentlemen:

On August 14, 2020, Collaborative Investment Series Trust (“Trust”), Foreside Fund Services, LLC and Rareview Capital, LLC (collectively, the “Applicants”) filed an application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

The Applicants request that the Application be withdrawn, and no further action be taken.

If you have any questions concerning the Application, please contact the undersigned at 614-469-3294 or Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger